DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES
                      COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
                                      TO FIXED CHARGES




                        1997         1996       1995       1994        1993

Earnings:
 Net income ......   $1,724,265  $2,661,349  $1,917,735  $2,671,001  $2,620,664
 Provisions for income
     taxes .........    964,800   1,559,500   1,042,400   1,509,600   1,543,700
 Fixed charges .....  3,632,191   2,808,209   2,387,935   2,214,659    2,210,833
  Total              $6,321,256  $7,029,058  $5,348,070  $6,395,260   $6,375,197


Fixed Charges:
 Interest on debt... $3,516,825  $2,719,409  $2,299,135  $2,123,255  $2,134,306
  Amortization of debt
     expense .......    115,366      88,800      88,800      91,404      76,527

    Total            $3,632,191  $2,808,209  $2,387,935  $2,214,659   $2,210,833


Ratio of Earnings to
Fixed Charges:           1.74x        2.50x       2.24x       2.89x       2.88x